Exhibit 99.1

Gold mining execs raising dust, eyebrows & cash for healthcare in Vietnam

DaNang, Vietnam, 26 February 2013:

Four entrepreneurial sons of New Zealand will be riding the length of Vietnam this coming April to raise money for much needed healthcare services for women and infants in some of the more remote areas of central Vietnam.

David, John, Paul, and Richard Seton are leading The Great Honda 67 Ride (www.honda67ride.com) on 45 year old motorcycles along the historic Ho Chi Minh Trail from the northern capital of Hanoi to Ho Chi Minh City at the southern tip of the South East Asian country.

 The family has a long association with Vietnam, having set up the gold mining company Besra (ASX & TSX: BEZ) (www.besra.com) over a decade ago. The company has always had a strong commitment to improving the livelihoods of the local communities in which it operates.

Besra Executive Chairman, David Seton explains; we see a real need for improved healthcare facilities near our two mine sites in the central Vietnam province of Quang Nam.  So we've set about raising money by way of a 2,000 km charity motorcycle ride which starts in Hanoi on 10th April.

 We’ve partnered with the internationally renowned East Meets West Foundation (www.eastmeetswest.org) to deliver a three-year program to reduce infant mortality and improve the health of expectant mothers.

The ride will be done on the famous Honda67 a small 50cc motorcycle  one of the first mass market bikes in Vietnam, and credited with a major role in the development of modern Vietnam.

1967 was a monumental year in history.  It was the year that Muhammed Ali was imprisoned for refusing military service, The Beatles released their hit song “All You Need Is Love,” and the US launched the largest offense during the war in Vietnam.  It was also the year that Honda released and exported its SS50 to Vietnam. The SS50, was a sport inspired moped, with a top speed of 90km/h. Although it wasn’t as fast as its competitors, the SS50, was more reliable and offered a stronger pulling capacity.

This solidified the bike’s stronghold in the landscape of Vietnam, visually, socially, and culturally, making it an icon that has lasted throughout those intense years of war to this day, almost 45 years later. It has been known in Vietnam as the Honda67 for almost as long.

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Contact: Steve Wilson, steve.wilson@besra.com  +84 973068215

WEB: http://www.honda67ride.com

BLOG: http://honda67ride.tumblr.com

FACEBOOK: http://www.facebook.com/honda67ride

TWITTER: http://www.twitter.com/honda67ride